UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Mereo BioPharma Group plc (the “Company”) currently qualifies as a foreign private issuer under applicable U.S. Securities and Exchange Commission (“SEC”) rules and regulations. As a foreign private issuer, the Company follows certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq applicable to U.S. domestic filers. Effective January 1, 2024, the Company will no longer qualify for foreign private issuer status and will begin complying with and reporting under SEC rules and Nasdaq listing requirements applicable to U.S. domestic filers, including, but not limited to, requirements with respect to the composition of the Company’s board of directors and committees, certain corporate governance matters and shareholder approval of certain actions.

In order to comply with Nasdaq Listing Rule 5620(c), the Company’s Articles of Association must be amended to specify that the quorum for any meeting of the shareholders shall not be less than 33 1/3% of the Company’s issued and outstanding ordinary shares (the “Articles Amendment”). The Company is seeking shareholder approval of a resolution (the “Resolution”) to approve the Articles Amendment which will enable the Company to comply with Nasdaq listing rules pertaining to shareholder meeting quorum requirements as of January 1, 2024.

On November 16, 2023, the Company issued a shareholder circular for a general meeting of the Company to be held on December 18, 2023 a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

99.1	Shareholder Circular dated November 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel